Exhibit 4.6
AMENDMENT TO NET PROFITS
CONVEYANCE
OF THE
WILLIAMS COAL SEAM GAS ROYALTY
TRUST

AMENDMENT TO NET PROFITS CONVEYANCE
This Amendment to Net Profits Conveyance (“Amendment”) is entered into this 27th day of October, 2010, by and between Williams Production Company, LLC (“WPC” or “Trustor”), a Delaware limited liability company with its principal place of business in Tulsa, Oklahoma, and Bank of America, N.A., a banking association organized under the laws of the United States of America with its principal office in Dallas, Texas, as successor Trustee (“Trustee”) of the Williams Coal Seam Gas Royalty Trust (the “Trust”). This Amendment is made to the Trustee and BNY Mellon Trust of Delaware, as successor Delaware Trustee (“Delaware Trustee”) on behalf of the Trust.
RECITALS:
WHEREAS, Williams Production Company, a Delaware corporation, has previously conveyed to the Trustee and the Delaware Trustee for the benefit of the Trust a Net Profits Interest in and to the Coalbed Methane produced from or attributable to the Underlying Properties and an Infill Net Profits Interest in and to the Coalbed Methane produced from or attributable to any Infill Wells according to that certain Net Profits Conveyance (the “Net Profits Conveyance”) dated effective as of the 1st day of October, 1992 by and between Williams Production Company, a Delaware corporation and The Williams Companies, Inc. to the Trustees of the Williams Coal Seam Gas Royalty Trust, Exhibits A-1 through A-5 to which are attached hereto as Annex I; as supplemented by that Supplemental Net Profits Conveyance (the “Supplement”) which Supplement included amended Exhibit A-3 attached hereto as Annex II, dated effective as of the 19th day of May, 2010 by and between WPC and the Trustee on behalf of the Trust (the Net Profits Conveyance as supplemented by the Supplement are collectively referred to herein as the “Conveyance”).
WHEREAS, Williams Production Company, a Delaware corporation, was converted to a Delaware limited liability company, effective December 31, 2000.
WHEREAS, Bank of America, N.A. has succeeded to the NationsBank, N.A., as Trustee of the Williams Coal Seam Gas Royalty Trust;
WHEREAS, BNY Mellon Trust of Delaware has succeeded to Chemical Bank Delaware as Delaware Trustee of the Williams Coal Seam Gas Royalty Trust;
WHEREAS, the Net Profits Conveyance was recorded in San Juan County, New Mexico at Book 1157, Page 786, in Rio Arriba County, New Mexico at Book 141, Page 172 and in La Plata County, Colorado at Reception Number 640646; and the First Supplement was recorded in San Juan County, New Mexico at Book 1511, Page 397, in Rio Arriba County, New Mexico at Book 533, Page 3063 and in La Plata County, Colorado at Reception Number 1015227.
WHEREAS, capitalized terms used herein shall have the meanings as defined for such terms in the Conveyance unless otherwise defined herein;

WHEREAS, the Trust Agreement dated as of December 1, 1992 (as amended, the “Trust Agreement”) governing the Trust authorizes the Trustee to agree to modifications of the terms of the Conveyance or to settle disputes with respect thereto under the conditions set forth in the Trust Agreement;
WHEREAS, the Net Profits Percentage (as defined in the Net Profits Conveyance) beginning in the fourth quarter of 2000 was reduced to 60% and WPC’s retained percentage of NPI Net Proceeds (as defined in the Net Profits Conveyance) was correspondingly increased to 40% in each case pursuant to Article V of the Conveyance;
WHEREAS, WPC and the Trustee desire to execute this Amendment in order to clarify certain ambiguities in the Conveyance;
NOW, THEREFORE, for good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, WPC and the Trustee hereby agree to amend the Conveyance as follows:
ARTICLE I
     The last sentence of Article V of the Conveyance shall be deleted in full and replaced with the following:
     After the Net Profits Percentage is first reduced pursuant to the terms hereof, said interest will remain at the reduced level and shall not subsequently be increased or decreased regardless of any subsequent change in the IRR.
ARTICLE II
     The last sentence of Article XIV of the Conveyance shall be deleted in full and replaced with the following:
     The Trustee will not assign or convey the Royalty Interests except as provided under the Trust Agreement; however any assignee of the Trustee (and any successor assignee) of the Royalty Interests will have the right to further assign, sell, transfer, convey, mortgage, or pledge the Royalty Interests without limitation except as provided in the following sentence. For the purpose of maintaining uniformity of ownership in the Underlying Properties, neither the Trustee, its assignee nor any successor assignee (collectively, the “Assigning Parties”) shall sell, encumber, transfer or make other disposition of its interest in the Royalty Interests and the other rights created by the Conveyance unless such disposition covers either (i) the entire interest of the Assigning Party in the Royalty Interests, such other rights and all of the Underlying Properties; or (ii) an equal undivided percent of the Assigning Party’s present interest in the Royalty Interests, such other rights and all of the Underlying Properties. Any attempted sale, assignment, encumbrance, transfer or other disposition made in violation of the restrictions contained in the preceding sentence shall be void ab initio and of no force and effect whatsoever.
     If, at any time the Royalty Interests are divided among and owned by four or more co-owners, WPC, at its discretion, may request such co-owners to appoint a single representative or agent with full authority to receive notices and payments, such representative or agent to be selected by a majority interest of such co-owners. In addition, if the Royalty Interests are divided among and owned by more than one owner and WPC receives conflicting demands or instructions form such co-owners as to the ownership interests of the Royalty Interests or other rights created by the Conveyance (including conflicting claims as to the right to receive any payments made thereunder), then (a) WPC shall be entitled to interplead any such disputed amounts into a court having jurisdiction over the matter, (b) WPC shall have no further obligation to such co-owners as to the interpleaded amounts including no obligation to pay interests on such disputed amounts and (c) WPC shall be entitled to recover all reasonable attorney fees and court costs incurred by WPC in connection with such interpleader action from the funds so interpleaded and, to the extent that such fees and costs are not so recovered, then the disputing co-owners shall promptly reimburse WPC for the amount of such fees and costs.
     If, at any time the Royalty Interests are divided among and owned by two or more co-owners, any exercise of any audit right hereunder shall be exercised only upon request by a majority interest of such co-owners and any such exercise and resulting audit shall be for the benefit of all such co-owners and shall be conducted by a single auditing firm acting on behalf of all such co-owners. In no event shall such co-ownership give rise to duplicate audit rights by such co-owners or audit rights under the Conveyance greater than those that existed prior to the creation of such co-ownership.
ARTICLE III
     Except as supplemented and amended hereby, all of the other terms and provisions of the Conveyance shall remain in full force and effect.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf and delivered on the 27th day of October, 2010.

Williams Production Company, LLC			Bank Of America, N.A.,
Trustee of the Williams Coal Seam Gas
Royalty Trust

By:	/s/ Jeffrey Schmuhl		By:	/s/ Ron E. Hooper
	Name:	Jeffrey Schmuhl		Name:	Ron E. Hooper
	Title:	Attorney-in-Fact		Title:	Senior Vice President and Administrator

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